Exhibit 23.7

CONSENT OF QUALIFIED PERSON

Re: McEwen Mining: Fox PEA -Higher Production, Longer Life

I, Eric Sellars, P.Eng., consent to the public filing of the technical report titled NI 43-101 Technical Report on the Preliminary Economic Assessment of the Fox Complex, Ontario Canada with an effective date of 26 January 2022 (the "Technical Report") by McEwen Mining Inc.

I also consent to any extracts from, or a summary of, the Technical Report in the news release titled McEwen Mining: Fox PEA -Higher Production, Longer Life, dated 26 January 2022 (the "News Release").

I certify that I have read the News Release filed by McEwen Mining Inc., and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: March 13, 2023

/s/  Eric Sellars, P.Eng.

Eric Sellars, P.Eng.